Exhibit 99.1

Foresight and SUNWAY-AI Collaborate to Commercialize Autonomous Technologies to the Chinese Agriculture Market

SUNWAY-AI is a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products

Ness Ziona, Israel – January 12, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today the signing of a multiphase business cooperation agreement with SUNWAY-AI Technology (Changzhou) Co., Ltd. (“SUNWAY”), a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products.

The first phase will consist of a proof of concept (POC) project in which SUNWAY will test the QuadSight® vision prototype system and evaluate Foresight’s technology and its further potential integration into SUNWAY’s products and services. Upon successful evaluation, the parties intend to enter into a partnership agreement, including collaborative projects to develop and commercialize solutions focused on the Chinese agriculture and heavy machinery markets. SUNWAY designs and develops autonomous farms in China, among other projects, and intends to incorporate Foresight’s stereo technology into its unmanned autonomous agricultural vehicles.

“This cooperation agreement in China with SUNWAY, a leading automotive-related manufacturer and integrator, opens the door to the growing market of automated machines and autonomous agriculture. This opportunity has the potential to enhance our footprint in the Chinese market by expanding our solution offerings. Our advanced 3D vision technologies, and particularly our thermal stereo vision system, address detection challenges that are caused by dust and fertilizer particles, harsh weather and lighting conditions, potentially bringing added value to automated machines and autonomous agriculture,” stated Haim Siboni, Chief Executive Officer of Foresight.

About SUNWAY-AI Technology

Sunway-AI Technology (Changzhou) Co., Ltd. focuses on research and development, design, manufacturing and sales of intelligent vehicle technology and products. The company’s employees include technicians from the Institute of automation of the Chinese Academy of Sciences, Tsinghua Automobile Research Institute, BAIC and China automobile. SUNWAY’s technologies and products can be applied to autonomous vehicles, unmanned logistics and transportation vehicles and unmanned commercial vehicles. Commercial cooperation to date includes well-known domestic enterprises such as XCMG group, Liugong group and Shenzhen airport.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the business cooperation agreement between the parties, the potential for a future partnership agreement, that the agreement opens the door to the growing market of automated machines and autonomous agriculture and the potential for it to enhance its footprint in China. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654